

May 17, 2012

<u>Via Facsimile</u>
Alex M. Davern
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas 78759

> **Re: National Instruments Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 000-25426**

Dear Mr. Davern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1. Operations and Summary of Significant Accounting Policies

Revenue Recognition

1.   We note that on January 1, 2011, you prospectively adopted accounting rules that changed the criteria for separating consideration in multiple-deliverable arrangements. Please confirm that your disclosures contemplate your adoption of the guidance in both ASU 2009-13 and 2009-14. Also, tell us how you considered the applicability of the guidance in ASU 2009-14, particularly as it relates to your arrangements that include the sale of both hardware and software, in concluding that such arrangements are still within the scope of ASC 985-605. To the extent that these arrangements should be excluded

from the software revenue recognition guidance, please revise your disclosure accordingly to clarify as such in future filings.

Note 15. Acquisitions

2.	We note that the purchase price for the AWR acquisition consists of a three-year earn-out arrangement under which you may be required to pay between $0 to $29.0 million if AWR achieves certain revenue and operating income targets. We further note that you estimated the fair value of the earn-out arrangement to be $12.0 million at each period end since you acquired AWR on June 30, 2011. Please confirm that you remeasure the fair value of this liability at each reporting date pursuant to the guidance in ASC 805-30-35-1(b) and if so, tell us whether you considered including disclosures in Note 1 regarding your accounting policy for recording contingent consideration.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

	Sincerely,

	/s/ Kathleen Collins

	Kathleen Collins
	Accounting Branch Chief